Contact

swarnambikashiv@gmail.com

www.linkedin.com/in/swarnashiv (LinkedIn)

Top Skills

Passionate about work

Social Entrepreneurship

Organized

Languages

English (Native or Bilingual)

French (Limited Working)

Tamil (Native or Bilingual)

Honors-Awards

National Winner (10th Place) for Sales Presentation at FBLA National Competition

State Winner (2nd Place) for Sales Presentation at FBLA State Competition

State Winner (6th Place) for Retail Merchandising at DECA State Competition

Second Degree Black Belt in Taekwondo

Senator of the Year

Publications

Can You Fix Sam's Toe?

Swarna Shiv

CEO @ Unsmudgeable-We're Raising on Wefunder!

Wilmington, Delaware, United States

Summary

Helping eyewear users see more clearly consistently.

Experience

Unsmudgeable

Founder/CEO

January 2022 - Present (3 years 2 months)

Boston, Massachusetts, United States

Root Cause

Consulting Intern

June 2021 - August 2021 (3 months)

•Constructed complex market research landscape amongst 23 nonprofit consulting groups

•Drafted and scheduled 20 Twitter + Linkedin social media copies

•Captured communciations and prepared materials for all internal, client, and stakeholder meetings

Bag4U

Chief Marketing Officer

September 2019 - May 2020 (9 months)

•Co-founded a student led customizable reusable bag company

• Successfully secured $3000 in funding from Babson College

• Increased Instagram following by 300%

• Performed market research with 100+ participants

• Procured bulk orders of 400 units by leading a team of 5 to create excellent social media and in person marketing campaigns

SelectHub

Marketing Intern

June 2019 - August 2019 (3 months)

Greater Denver Area

• Rebuilt SH Pinterest platform and increased monthly viewers by 1000% which led to a 5% increase in leads

• Scraped 100+ software reviews from other sites and inserted them into the SH site

• Analyzed sales team's database of 50+ lead materials and provided recommendations

Email on Acid
Marketing Intern
June 2018 - July 2018 (2 months)
Greater Denver Area

• Increased website traffic by 10% through adding alt text on 600+ blog post images

• Created a complex rating system with data from over 100 industry influencers to identify possible partners for the firm

• Served as a customer service contact through social media platforms

• Produced a marketing plan for the CEO's NPO (Cause for Awareness) with future content initiatives and provided recommendations for social media platforms

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Education

Babson College
Bachelor of Science - BS, Entrepreneurship/Entrepreneurial Studies · (2019 - 2023)